Exhibit 99.4

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 phone: (416) 365-5123 fax: (416) 363-6622

CONSENT

June 11, 2018

TO:	Ontario Securities Commission, as Principal Regulator

AND TO:	Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Prince Edward Island Securities Offices

Newfoundland and Labrador, Securities Administration Division

Dear Sirs and Mesdames:

Re:	Filing of Technical Report by Kinross Gold Corporation

Reference is made to the technical report, dated June 11, 2018, entitled “Fort Knox Mine Fairbanks North Star Borough, Alaska, USA, National Instrument 43-101 Technical Report”, which the undersigned prepared for Kinross Gold Corporation (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the undersigned hereby consents to the public filing of the Technical Report by Kinross Gold Corporation with the Commissions.

Yours very truly,

Signed “John Lewis Sims”
John Lewis Sims

www.kinross.com